[GRAPHIC OMITTED]
                             Fresnius Medical Care

Investor News                                    Fresenius Medical Care AG
                                                 Investor Relations
                                                 Else-Kroner-Str. 1
                                                 D-61352 Bad Homburg

                                                 Contact:

                                                 Oliver Maier
                                                 ------------
                                                 Phone: + 49 6172 609 2601
                                                 Fax:   + 49 6172 609 2301
                                                 E-mail: ir-fms@fmc-ag.com

                                                 North America:
                                                 Heinz Schmidt
                                                 -------------
                                                 Phone: + 1 781 402 9000
                                                              Ext.: 4518
                                                 Fax:   + 1 781 402 9741
                                                 E-mail: ir-fmcna@fmc-ag.com

                                                 Internet: http://www.fmc-ag.com
                                                           ---------------------

                                                 February 25, 2004


              Fresenius Medical Care AG reports Fourth Quarter and
                             Full Year Results 2003

Summary Full Year 2003:
-----------------------

Company met or exceeded financial targets for 2003 and will propose 7th consecutive dividend increase

o       Net Revenues                             $ 5,528 million         +   9%

o       Operating income (EBIT)                  $   757 million         +   9%

o       Net income                               $   331 million         +  14%

o       Operating Cash Flow                      $   754 million         +  37%

o       Free Cash Flow                           $   478 million         +  37%

o       Dividend Proposal (Ordinary Share)       (euro) 1.02             +   8%

                          (Preference Share)     (euro) 1.08             +   8%

Fresenius Medical Care AG, February 25, 2004                             1 of 15

Bad Homburg, Germany - February 25, 2004 -- Fresenius Medical Care AG (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world's largest provider of Dialysis Products and Services, today announced the results for the fourth quarter and the full year of 2003.

         Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: "We have accomplished or even slightly exceeded our targets for 2003. Our results for the year 2003 improved in key financial metrics and showed a strong performance of our operations. We achieved another record operating and free cash flow for 2003 and we are confident that our global strategy is on the right track. We ended the year with a strong momentum, which we believe is a good foundation to look optimistically toward 2004 and beyond."


OPERATIONS
----------

Fourth Quarter 2003:
--------------------

         Fresenius Medical Care AG reports a 15% increase in net income to $
94.5 million for the fourth quarter 2003

         Total revenue for the fourth quarter 2003 increased 7% (+2% at constant currency) to $ 1,452 million. Dialysis Care revenue grew by 7% to $ 1,038 million (+4% at constant currency) in the fourth quarter of 2003. Dialysis Product revenue (including internal sales) increased by 13% to $ 551 million (+3% at constant currency) in the same period. The internal sales increased to $ 136 million after $ 105 million in the fourth quarter of 2002.

                                     2 of 15

         North America:
         --------------

         Revenue rose 1% to $ 993 million, compared to $ 979 million in the same period last year. Dialysis Care revenue in the US increased by 3% to $ 887 million. Same store treatment growth improved again in the fourth quarter to 4.1%. Excluding Puerto Rico the North American same store treatment growth was 4.3% in the fourth quarter of 2003. The average revenue per treatment was at $ 280 in the fourth quarter of 2003 (Q3 2003: $ 279). North American Dialysis Product revenue, including sales to company-owned clinics, increased 5% to $ 207 million.

         International:
         --------------

         Revenue was $ 459 million, up 21% (+5% at constant currency). Dialysis Care revenue reached $ 151 million in the fourth quarter 2003, up 34% (+15% at constant currency). Same store treatment growth in the fourth quarter was very strong at 7%. Dialysis Products revenue, including sales to company-owned dialysis clinics, increased 18% to $ 345 million (3% at constant currency).

         Operating Income (EBIT) increased 13% to $ 208 million resulting in an operating margin of 14.3% (Q4 2002: 13.6%). The increase of 70 basis points was mainly due to increased treatments and efficiency improvements in North America and reimbursement increases in Italy, Portugal and Venezuela but partially offset by the impacts from the changes in the distribution network in Asia-Pacific and increased cost of revenue due to the strengthening of the Euro. Sequentially, in the fourth quarter the margin in North America increased by 60 basis points to 14.6%. In our International segment it increased by 30 basis points to 15.8% compared to the prior quarter.



                                    3 of 15

         Earnings per share (EPS) in the fourth quarter 2003 rose 15% to $ 0.98 per ordinary share ($ 0.33 per ADS), compared to $ 0.85 ($ 0.28 per ADS) in the fourth quarter of 2002. The weighted average number of shares outstanding during the fourth quarter of 2003 was approximately 96.2 million.

         In the fourth quarter of 2003, the Company generated $ 251 million in cash from operations. The company benefited from the roll-over of certain hedged inter-company financing transactions in the amount of $ 104 million in the fourth quarter of 2003. A total of $ 147 million (net of disposals) was spent for capital expenditures. The capital expenditures were higher in the fourth quarter since the company used the high operating cash flow as an opportunity for an early lease buyout refinancing of $ 66 million for the Ogden production plant in North America. Including this re-financing transaction the Free Cash Flow before acquisitions for the fourth quarter 2003 was $ 104 million compared to fourth quarter of 2002 with $ 110 million. A total of $ 13 million in cash was spent for acquisitions. Free Cash Flow after acquisitions was $ 91 million compared to $ 103 million in the fourth quarter of 2002.



                                     4 of 15

Full Year 2003:
---------------

For a complete overview of the full year 2003 please refer to the appendix.

         For the full year 2003, net income was $ 331 million, up 14% from the same period in 2002.

         In accordance with the US-GAAP Accounting Standard SFAS 145, the loss from the early redemption of the Trust Preferred Securities in the first quarter of 2002 of $ 12 million after taxes ($ 20 million before taxes) had to be reclassified from extraordinary loss to interest expense and income tax expense. Excluding the redemption loss, net income for the full year of 2002 was $ 302 million. Net revenue was $ 5,528 million, up 9% from the full year 2002. Currency adjusted, net revenue rose 5% in 2003 compared to 2002. Operating Income (EBIT) increased 9% to $ 757 million resulting in an operating margin of 13.7%. For the full year 2003, earnings per ordinary share rose 14% to $ 3.42. Earnings per ordinary ADS for the full year 2003 were $ 1.14.

         Cash from operations during the full year 2003 was up 37% or $ 754 million compared to $ 550 million in the year 2002. A total of $ 276 million was spent for capital expenditures (net of disposals) resulting in a Free Cash Flow before acquisitions for the full year 2003 of $ 478 million, an increase of 37% compared to $ 349 million for the full year 2002. This exceptional Cash Flow performance was driven by strong improvements in working capital management. The company reduced the days sales outstanding (DSO) by 7 days to 89 days in 2003, with strong contributions from North America as well as the International region. In addition, cash flow for the fiscal year 2003 benefited from the roll-over of certain hedged inter-company financing transactions in the amount of $ 132 million. Net cash used for acquisitions was $ 92 million. Free Cash Flow after acquisitions increased therefore 43% to $ 386 million.



                                    5 of 15

         As of December 31, 2003, the Company operated a total of 1,560 clinics worldwide (1,110 clinics/+3% in North America and 450 clinics/+13% International).

         Fresenius Medical Care AG performed approximately 17.8 million treatments, which represents an increase of 9% year over year. North America accounted for 12.4 million treatments (+6%) and the International segment for
5.5 million (+15%).

         At the end of the fourth quarter 2003, Fresenius Medical Care served about 119,250 patients worldwide which represents an increase of 6%. North America cared for ~82,400 patients (+3%) and the International segment for ~36,850 patients (+13%).


Dividends
---------

         The Company will continue to follow an earnings-driven dividend policy. For the seventh consecutive year, shareholders can expect an increased dividend for the fiscal year 2003. At the Annual General Meeting on May 27, 2004 shareholders will be asked to approve a dividend of (euro) 1.02 per ordinary share (2002: (euro) 0.94) and (euro) 1.08 per preference share (2002: (euro) 1.00). This is an increase of 8% compared to 2002.


Management Board
----------------

         Ben Lipps was reconfirmed as Chairman of the Management Board and Chief Executive Officer of Fresenius Medical Care AG.

         Rainer Runte, who joined the Management Board in 2002 as a deputy member, has been appointed to be a full member of the Management Board responsible for Law and Compliance worldwide. In addition, Rice Powell and Mats Wahlstrom have been appointed as new board members of the Company's Management Board. Both will be responsible for North America. All appointments are effective as of January 1st, 2004.

                                    6 of 15

         Rice Powell, age 48, has more than 25 years of experience in the healthcare industry. Since 1997 Rice Powell has been the President of Renal Products division of Fresenius Medical Care in North America including the Extracorporal Therapy and Laboratory Services.

         Mats Wahlstrom, age 49, also has nearly 20 years of experience in the renal field. Since November 2002 Mats Wahlstrom has been the President of Fresenius Medical Care's Medical Services division in North America.

         Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: "I am pleased with the breadth and experience of our management board with more than 120 years of combined renal experience. Mats and Rice also bring significant renal experience and a history of accomplishments and I whole heartedly welcome them to the Management Board. Clearly we intend to achieve our strategic initiatives and objectives to ensure stakeholder value".


         OUTLOOK 2004
         ------------

         For the year 2004, the Company expects revenue growth at constant currencies in the mid-single digit and net income growth in the high-single digit to low-double digit range. In 2004 the company expects capital expenditures of about $ 250 million and spending on acquisitions of about $ 100 million.

Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,560 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides Dialysis Treatment to approximately 119,250 patients around the globe. Fresenius Medical Care is also the world's leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company's website at http://www.fmc-ag.com.


This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

================================================================================

                                    7 of 15

Fresenius Medical Care AG
Statements of Earnings

                                                 Three Months                                    Twelve Months
(in US-$ thousands, except                          Ended                                           Ended
share and per share data)                        December 31,                                    December 31,
-------------------------           2003             2002        % Change           2003            2002(1)         % Change
                                ------------     ------------   ----------       -----------     ------------      ----------
Net revenue
Dialysis Care                      1,037,633          974,096          6.5%        3,978,344        3,708,903             7.3%
Dialysis Products                    414,801          383,801          8.1%        1,549,165        1,375,194            12.7%
                                ------------     ------------   ----------       -----------     ------------      ----------
Total net revenue                  1,452,434        1,357,897          7.0%        5,527,509        5,084,097             8.7%
                                ============     ============   ==========       ===========     ============      ==========
Cost of revenue                      946,669          906,196          4.5%        3,698,606        3,428,077             7.9%
Gross profit                         505,765          451,701         12.0%        1,828,903        1,656,020            10.4%
Selling, general and
administrative                       285,648          252,083         13.3%        1,021,781          913,620            11.8%
Research and development              12,429           15,521        -19.9%           49,687           47,433             4.8%
                                ------------     ------------   ----------       -----------     ------------      ----------
Operating income {EBIT}              207,688          184,097         12.8%          757,435          694,967             9.0%
                                ============     ============   ==========       ===========     ============      ==========
Interest income                       (9,835)          (8,615)        14.2%          (19,089)         (18,053)            5.7%
Interest expense                      62,180           58,783          5.8%          230,848          244,570            -5.6%
Interest expense, net                 52,345           50,168          4.3%          211,759          226,517            -6.5%
Earnings before income
taxes and minority interest          155,343          133,929         16.0%          545,676          468,450            16.5%
Income tax expense                    80,655           50,560         19.7%          212,714          175,074            21.5%
Minority interest                        189              887        -78.7%            1,782            3,586           -50.3%
                                ------------     ------------   ----------       -----------     ------------      ----------
Net income                      $     94.499     $     82,382         14.7%      $   331,184     $    289,794            14.3%
                                ============     ============   ==========       ===========     ============      ==========
Operating income (EBIT)              207.088          184,097         12.8%          757,435          694,967             9.0%
Depreciation and amortization         57,395           50,875         12.8%          216,378          210,555             2.8%
                                ------------     ------------   ----------       -----------     ------------      ----------
EBITDA                               265,083          234,972         12.8%          973,813          905,522             7.5%
                                ============     ============   ==========       ===========     ============      ==========

Total bad debt expenses               37,033           25,913                        115,238          104,045

Earnings per ordinary share     $       0.98     $       0.85         15.3%      $      3.42     $       3.00            14.0%
Earnings per ordinary ADS       $       0.33     $       0.28         15.3%      $      1.14     $       1.00            14.0%
Earning. per preference         $       1.00     $       0.87         14.9%      $      3.49     $       3.06            14.1%
Earnings per preference ADS     $       0.33     $       0.29         14.9%      $      1.16     $       1.02            14.1%

Average weighted number
of shares
Ordinary shares                   70,000,000       70,000,000                     70,000,000       70,000,000
Preference shares                 26,198,240       26,188,575                     26,191,011       26,185,178

Percentages of revenue

Cost of revenue                         65.2%            66.7%                          66.9%            67.4%
Gross profit                            34.8%            33.3%                          33.1%            32.6%
Selling, general and
administrative                          19.7%            18.6%                          18.5%            18.0%
Research and development                 0.9%             1.1%                           0.9%             0.9%
                                ------------     ------------                    -----------     ------------
Operating income (EBIT)                 14.3%            13.6%                          13.7%            13.7%
                                ============     ============                    ===========     ============
Interest expense, net                    3.6%             3.7%                           3.8%             4.5%
Earnings before income
taxes and minority interest             10.7%             9.9%                           9.9%             9.2%
Income tax expense                       4.2%             3.7%                           3.8%             3.4%
Minority interest                        0.0%             0.1%                           0.0%             0.1%
                                ------------     ------------                    -----------     ------------
Net income                               6.5%             6.1%                           6.0%             5.7%
                                ============     ============                    ===========     ============
EBITDA                                  18.3%            17.3%                          17.6%            17.8%
                                ============     ============                    ===========     ============

1) Loss from early redemption of trust preferred securities reclassified from extraordinary loss to interest expense and tax expense as a result of adoption of SFAS No. 145 (extraordinary loss of US-$ 19,517, US-$ 11,777 net of taxes)

                                     8 of 15

Fresenius Medical Care AG
Segment and Other Information

                                                                 Three Months                            Twelve Months
                                                                    Ended                                   Ended
(In US-$ million)                                                December 31,                            December 31,
------------------                                    2033          2002       % Change        2003          2002      % Change
                                                   ---------     ---------     ---------    ---------     ---------    ---------
  Net revenue

  North America                                          993           979           1.4%       3,855         3,748          2.9%
  International                                          459           379           1.5%       1,673         1,336         25.2%
                                                   ---------     ---------     ---------    ---------     ---------    ---------
  Total net revenue                                    1,452         1,358           7.0%       5,528         5,084          8.7%
                                                   =========     =========     =========    =========     =========    =========
  Operating income (EBIT)

  North America                                          145           128          13.6%         532           491          8.4%
  International                                           72            62          16.4%         254           222         14.2%
  Corporate                                               (9)           (6)         69.8%         (29)          (18)        56.8%
                                                   ---------     ---------     ---------    ---------     ---------    ---------
  Total operating income (EBIT)                          208          18.4          12.8%         757           695          9.0%
                                                   =========     =========     =========    =========     =========    =========
  In percentage of revenue

  North America                                         14 6%         13.0%                      13.8%          131%
  International                                         15.8%         16.4%                      15.2%         16.6%
  Total                                                 14.3%         13.6%                      13.7%         13.7%
  Employees (Dec.- 31 compared to Dec.31)
  Full-time equivalents                                                                        41,097        39,264
                                                                                            =========     =========
  Reconciliation of non US-GAAP
  financial measures to the most
  directly comparable US-GAAP
  financial measures

  Segment information North America

  Net revenue                                            993           979                      3,855         3,748

     Costs of revenue and research and development       702           710                      2,794         2,741

     Selling, general and
     administrative                                      146           142                        529           516
                                                   ---------     ---------                  ---------     ---------
  Costs of revenue and operating
  expenses                                               848           852                      3,323         3,257
                                                   ---------     ---------                  ---------     ---------
  Operating income (EBIT)                                145           128                        532           491
                                                   =========     =========                  =========     =========
  Annualized EBITDA
  (in US$ million)

     Operating income (EBIT) last
     twelve months                                                                                757           695
                                                                                            ---------     ---------
     Depreciation and amortization
     last twelve months                                                                           216           211
                                                                                            ---------     ---------
     Non cash charges                                                                              13            10
                                                                                            ---------     ---------
  Annualized EBITDA                                                                               986           916
                                                                                            ---------     ---------

                                     9 of 15

Fresenius Medical Care AG
Balance Sheet

                                                                                                     December 31,    December 31,
(in US-$ million)                                                                                        2003           2002
-------------------                                                                                   ----------     ----------
Assets

Current assets                                                                                             2,206          1,822
Intangible assets                                                                                          3,870          3,743
Other non-current assets                                                                                   1,427          1,215
                                                                                                      ----------     ----------
  Total assets                                                                                             7,503          6,780
                                                                                                      ==========     ==========
Shareholders equity and liabilities
Current liabilities                                                                                        1,412          1,295
Long-term liabilities                                                                                      2,847          2,678
Shareholders' equity                                                                                       3,244          2,807
                                                                                                      ----------     ----------
  Total Shareholders' equity and liabilities                                                               7,503          6,780
                                                                                                      ==========     ==========

                                                      Equity/assets ratio:                                    43%            41%
Debt

Short term borrowings                                                                                         90            125
Short-term borrowings from related parties                                                                    30              6
Current portion of long-term debt and capital lease obligations                                               90             23
Long-term debt and capital lease obligations, less current portion                                         1,112          1,089
Trust Preferred Securities                                                                                 1,242          1,145
Accounts receivable securitization program                                                                   158            445
                                                                                                      ----------     ----------
  Total debt                                                                                               2,722          2,833
                                                                                                      ----------     ----------

                                    10 of 15

Fresenius Medical Care AG
Cash Flow Statement

                                                              Twelve Months
                                                                 Ended
(in US-$ million)                                             December 31,
(unaudited)                                                2003            2002
---------------                                         ----------     ----------
Operating activities
  Net income                                                   331            290
  Depreciation / amortization                                  216            211
  Change in working capital and other non cash items           207             49

Cash flow from operating activities                            754            550
                                                        ==========     ==========
Investing activities
  Purchases of property, plant and equipment                  -291           -239
  Proceeds from sale of properly, plant and equipment           15             38
  Capital expenditures, net                                   -276           -201

Free Cash flow                                                 478            349
                                                        ==========     ==========
  Acquisitions, net of cash acquired                           -92            -80

Free Cash flow after investing activities                      386            269
                                                        ==========     ==========
Financing activities
  Redemption of trust preferred securities                                   -376
  Redemption of Series D Preferred Stock                        -9
  Change in A/R program                                       -287              3
  Change in intercompany debt                                   24             -9
  Change in other debt                                         -36            194
  Dividends paid                                              -108            -77

  Cash flow from financing activities                         -416           -205
                                                        ==========     ==========
Effects of exchange rates on cash                               15              0
Net increase {decrease} in cash                                -17              3
                                                        ==========     ==========
Cash at beginning of period                                     65             62
Cash at and of period                                           48             65

                                    11 of 15

Fresenius Medical Care AG
Quarterly Performance Scorecard

                                                                     Three Months                Three Months
                                                                         Ended                       Ended
Revenue                                                               December 31,                December 31,
(in US-$thousands except per-treatment revenue)                          2003                        2002
----------------------------------------------                        ----------                  ----------
North America
-------------
  Net revenue                                                            992,717                     979.450
    Growth year-over-year                                                    1.4%                        6.7%

  Dialysis Care                                                          886,617                     861,145
    Growth year-over-year                                                    3.0%                        7.3%

    Per treatment                                                            280                         286
    Sequential growth                                                        0.1%                        1.4%
    Growth year-over-year                                                   -2.4%                        2.1%

  Dialysis Products
    incl. internal sales                                                 206,728                     197,381
    Growth year-over-year                                                    4.7%                        2,4%

  Dialysis Products
    incl. internal sales                                                 206,728                     197,381
       less internal sales                                              -100,628                     -79,076
                                                                      ----------                  ----------
    External sales                                                       106,100                     118,305
       less sales to other vertically integrated dialysis companies
          and to leasing company of dialysis machines leased back         -3,265                     -10,136
       less method II end other                                                0                      -7,575
       less adsorber business sales                                       -1,271                         165
                                                                      ----------                  ----------
  Dialysis Products to available
    external market                                                      101,564                     100,759
                                                                      ==========                  ==========
    Growth year-over-year                                                    0.8%                        9.2%

International
-------------
  Net revenue                                                            459,717                     378,447
    Growth year-over-year                                                   21 5%   /  5 2% cc           7.4%   / 11.1% cc

  Dialysis Care                                                          151,016                     112,950
    Growth year-over-year                                                   33.7%   / 15.0% cc          -2.6%   / 19.5% cc

    Per treatment                                                            105    /    90 cc            89    /   109 cc
    Sequential growth                                                        2.1%                        0.4%
    Growth year-over-year                                                   18.0%   /  1.5% cc         -13.8%   /  5.8% cc

  Dialysis Products
    incl internal sales                                                  344,571                     291,701
       less internal sales                                               -35,870                     -26,205
                                                                      ----------                  ----------
    External sales                                                       308,701                     265,496
                                                                      ==========                  ==========
  Dialysis Products
    incl internal sales                                                  344,571                     291,701
    Growth year-over-year                                                   18.1%   /  2.5% cc           9.9%    / 6.3% cc
    External sales                                                       308,701                     265,496
    Growth year-over-year                                                   16.3%   /  1.1% cc          12.4%    / 7.0% cc

   cc at constant exchange rates

                                    12 of 15

Fresenius Medical Care AG
Quarterly Performance Scorecard

                                                               Three Months    Three Months
                                                                  Ended           Ended
Dialysis Care Volume                                           December 31,    December 31,
--------------------                                              2003            2002
                                                               -----------     -----------
   North America
   -------------
      Number of treatments                                       3,179,975       3,015,065
        Treatments per day                                          40,253          37,685
        Per day sequential growth                                      1.4%            0.7%
        Per day year-over-year growth                                  6.8%            4.7%
        of which
          - acquisitions                                               1.0%            1.2%
          - same store growth year-over-year                           4.1%            3.5%
          - adjustments for method It to method I transfer,
            closed/sold facilities and ether                           1.7%            0.0%

   International
   -------------
      Number of treatments                                       1,436,441       1,287,987
        Same store growth
        year-over-year                                                13.0%            6.0%


   Expenses
   --------
   (in US-$)

   North America
   -------------
      Casts of revenue and operating expenses
        Percent of revenue                                            85.4%           87.0%

      Selling, general and administrative
        Percent of revenue                                            14.7%           14.5%

      Bad debt expenses
        Percent of revenue                                            3.29%            2.l%

      Dialysis Care operating expenses/Treatment (in US-$)             241             250
        Sequential growth                                              0.9%            0.8%
        Growth year-over-year                                         -3.8%            1.6%

   Total Group
   -----------
      Costs of revenue and operating expenses
        Percent of revenue                                            85.7%           86.4%

      Selling, general and administrative
        Percent of revenue                                            19.7%           18.6%

      Effective tax rate                                              39.0%           37.8%

                                    13 of 15

Fresenius Medical Care AG
Quarterly Performance Scorecard

                                               Three Months   Three Months
                                                   Ended          Ended
                                                December 31,   December 31,
Cash Flow/Investing Activities                     2003           2002
------------------------------                  ----------     ----------
(in US-$ thousands, except
number of de novos)

 Total Group
 -----------
  Operating Cash Flaw                              251,391        154,652
    Percent of revenue                                17.3%          11.4%

  Free Cash Flaw, before acquisitions              103,682        110.176
    Percent of revenue                                 7.1%           8.1%

  Acquisitions, net                                 13,377          7,328

  Capital expenditures, net                        147,709         44,476
       Percent of revenue                             10.2%           3.3%

    Maintenance                                     37,205         19,326
       Percent of revenue                              2.6%           1.4%

    Growth                                          44,187         25,150
       Percent of revenue                              3.0%           1.9%

    Buy-out Ogden lease                             66,317
       Percent of revenue                                             4.6%

    Number of de novos                                  19             21
       North America                                    12             13
        International                                    7              8

Balance Sheet
-------------

 Total Group
 -----------
  Debt (in US-$ millions)                            2,722          2,833
  Debt/EBITDA                                          2.8            3.1

 North America
 -------------
  Days sales outstanding                                72             81
    Sequential development                            -1.4%           0.0%
    Year-over-year development                       -11.1%          -6.9%

 International
 -------------
  Days sales outstanding                               127            137
    Sequential development                            -7.3%          -2.8%
    Year-over-year development                        -7.3%          -9.3%

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

Fresenius Medical Care AG
Quarterly Performance Scorecard

                                                                  Three Months     Three Months
                                                                     Ended             Ended
                                                                   December 31,     December 31,
Clinical Performance                                                  2003             2002
-------------------                                                ----------        ----------
 North America
 -------------
        Urea reduction >= 65%                                              89%               88%
        Single Pool Kt/v > 1.2                                             92%               91%
        Hemoglobin >= 11g/dl                                               78%               74%
        Albumin >= 3.5 g/dl                                                82%               82%
        Hospitalization Days per Patient (FY 2003 vs. FY 2002)           13.4              13.4

Demographics
------------

 North America
 -------------
        Average age (yr)                                                   61                61
        Average time on diaysis (yr)                                      3.4               3.3
        Average body weight (kg)                                           76                76
        Prevalence of diabetes                                             52%               54%


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